THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

CONVERTIBLE PROMISSORY NOTE

OF

THE COOKIE DEPARTMENT, INC.

Principal Amount: $[AMOUNT]   Made as of [EFFECTIVE DATE]

For value received, The Cookie Department, Inc., a California C corporation (the "***Company***"), with principal offices at 4809 Dockweiler St Los Angeles, Ca 90019 , hereby promises to pay to [ENTITY NAME] or its registered and permitted assigns ("***Holder***"), the principal sum of $[AMOUNT]   (the "***Principal Amount***"), together with simple interest on the unpaid principal balance at a rate equal to six percent (6%) per annum (subject to terms and conditions as set forth below), computed on the basis of the actual number of days elapsed and a year of 365 days from the date of this Note (as defined below) until the principal amount and all interest accrued thereon are paid (or converted, as provided in Section 2 hereof). The unpaid Principal Amount, together with any then unpaid accrued interest, shall be due and payable immediately upon (i) Holder's demand on or after the Maturity Date (as defined below) or (ii) the occurrence of an Event of Default (as defined below), at the principal offices of the Company or by mail to the address of the registered holder of this Note in lawful money of the United States.

This Note is one of several Notes issued pursuant to the Company's standard Note Purchase Agreement dated concurrently, as such may be amended from time to time (the "***Purchase Agreement***"), by and among the Company and the original holder of this Note, is subject to the provisions thereof.

The following is a statement of the rights of Holder and the conditions to which this Note is subject, and to which Holder hereof, by the acceptance of this Note, agrees:

     1.   **DEFINITIONS**. The following definitions shall apply for all purposes of this Note:

1.1 "*Acquisition*" means the closing of: (a) the sale of all or substantially all of the Company's assets; (b) the sale or exchange of the capital stock by the shareholders of the Company in one transaction or series of related transactions where more than 50% of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities; or (c) a reorganization, consolidation, merger or similar transaction or series of related transactions (each, a "*Combination Transaction*") in which the Company is a constituent corporation or is a party if, as a result of such Combination Transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such Combination Transaction (other than any such securities that are held by an "Acquiring Shareholder," as defined below) do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction (or such surviving corporation's parent corporation if the surviving corporation is owned by the parent corporation) that, immediately after the consummation of such Combination Transaction, together possess at least a majority of the total voting power of all securities of such surviving corporation (or its parent corporation, if applicable) that are outstanding immediately after the consummation of such Combination Transaction, including securities of such surviving corporation (or its parent corporation, if applicable) that are held by the Acquiring Shareholder. For purposes of this section, an "*Acquiring Shareholder*" means a shareholder or shareholders of the Company that (i) merges or combines with the Corporation in such combination transaction or (ii) owns or controls a majority of another corporation that merges or combines with the Corporation in such combination transaction.

1.2 "*Acquisition Proceeds*" means the total consideration payable to the Company and its shareholders upon the closing of an Acquisition, including any amounts that are ultimately payable or issuable to the Company and its shareholders after such closing pursuant to any escrow, earnout or similar contingent or deferred payment arrangement.

1.3 "*Company*" means the "*Company*" as defined above and includes any corporation which shall succeed to or assume the obligations of the Company under this Note.

1.4 "*Conversion Price*" means either (i) an amount equal to eighty five percent (85%) of the lowest per share selling price of shares of Conversion Stock issued in the first closing of the Next Equity Financing or (ii) in the event the Next Equity Financing exceeds a $7.5M pre-money valuation ("Valuation Cap"), the Conversion Price shall be determined by dividing the Valuation Cap by the pre-money valuation for the Next Equity Financing and multiplying that quotient by the lowest per share selling price of shares of Conversion Stock issued in the first closing of the Next Equity Financing, except that in no case under these circumstances shall the Conversion Price be lower than sixty percent (60%) of the lowest per share selling price of shares of Conversion Stock issued in the first closing of the Next Equity Financing.

1.5 "*Conversion Stock*" means if this Note is converted pursuant to Section 2.1 below, the Company's capital stock sold in the Next Equity Financing, if any, and any other securities issued to investors in connection with such Next Equity Financing.

1.6 "*Event of Default*" means and is limited to one of the following specified events that occurs prior to the conversion, payment, or satisfaction of this Note: (a) the liquidation, termination of existence or dissolution of the Company, or the court-ordered appointment of a receiver or custodian for the Company where such receivership or custodianship is not terminated within six (6) months; (b) the institution by or against the Company of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, if such proceedings are not discharged within one hundred and eighty (180) days; or (c) the Company's failure to pay as and when due any principal or interest under the Notes, where such failure is not cured within sixty days of notice of said failure to the Company by the Holder to whom payment is due.

> **1.7** "*Holder*" means any person who shall at the time be the registered holder of this Note.

> **1.8** "*Maturity Date*" means the date that is thirty six (36) months from the Closing of the purchase of the Note (the "Maturity Date").

> **1.9** "*Next Equity Financing*" means the Company's next sale of its capital stock in one transaction or a series of related transactions occurring on or before the Maturity Date, in which the Company raises at least $1,000,000 (exclusive of the Conversion of the Notes).

> **1.10** "*Note*" means this Convertible Promissory Note.

> **1.11** "*Notes*" means a series of convertible promissory notes, aggregating up to $500,000 in principal amount, issued under the Purchase Agreement, of which this Note is one, each such note containing substantially identical terms and conditions as this Note.

> **1.12** "*Senior Indebtedness*" shall mean the principal amount and any unpaid interest outstanding from time to time under any future secured indebtedness with banks, lessors or other financial or lending institutions.

> **2.** **CONVERSION**.

> **2.1** Automatic Conversion in Next Equity Financing. In the event that a Next Equity Financing (defined below) occurs at any time prior to the Maturity Date, upon the closing of the Next Equity Financing (as defined herein), principal (and, at the election of the Company, accrued interest) shall be automatically converted at the Conversion Price (as defined above) on or before the Maturity Date into equity securities issued in the Next Equity Financing. In the event of an acquisition or public offering which occurs prior to the Maturity Date and before any Next Equity Financing has occurred, Notes may be either converted pursuant to this Section 2.1 or repaid with a 2X multiplier (with said repayment in full satisfaction of the Note, with the choice of said conversion or repayment for each individual Note holder to be determined by the Company at the Company's sole and absolute discretion.

> **2.2** **Termination of Rights**. All rights with respect to this Note shall terminate upon satisfaction of the Company's obligations pursuant to Section 2.1 above. Notwithstanding the foregoing, Holder agrees to surrender this Note to the Company for

US_ACTIVE-100958337.3

cancellation as soon as is possible following conversion of this Note or upon satisfaction of the Company's obligations pursuant to Section 2.1 above. Holder shall not be entitled to receive the stock certificate representing the shares of Conversion Stock to be issued upon conversion of this Note or receive repayment pursuant to Section 2.1 above until the original of this Note is surrendered to the Company and the agreements and/or documents referenced in this Section 2 have been executed and delivered to the Company.

3. **ISSUANCE OF CONVERSION STOCK**. As soon as practicable after conversion of this Note, if any, pursuant to Section 2.1, the Company at its expense will cause to be issued in the name of and delivered to Holder, a certificate or certificates for the number of shares of Conversion Stock to which Holder shall be entitled upon such conversion (bearing such legends as may be required by applicable state and federal securities laws in the opinion of legal counsel of the Company, by the Company's Certificate of Incorporation or Bylaws, or by any agreement between the Company and Holder), together with any other securities and property to which Holder is entitled upon such conversion under the terms of this Note. Such conversion shall be deemed to have been made in connection with a Next Equity Financing, on the date of the Closing of the Next Equity Financing. No fractional shares will be issued upon conversion of this Note. If upon any conversion of this Note (and all other Notes held by the same Holder, after aggregating all such conversions), a fraction of a share would otherwise result, then in lieu of such fractional share the Company will pay the cash value of that fractional share, calculated on the basis of the applicable Conversion Price.

4. **NO RIGHTS OR LIABILITIES AS SHAREHOLDER**. This Note does not by itself entitle Holder to any voting rights or other rights as a shareholder of the Company. In the absence of conversion of this Note, no provisions of this Note, and no enumeration herein of the rights or privileges of Holder, shall cause Holder to be a shareholder of the Company for any purpose.

5. **NO IMPAIRMENT**. The Company will not, by amendment of its Certificate of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms of this Note, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to honor the obligations of the Company to the Holder under this Note or the Company's standard Purchase Agreement. Without limiting the generality of the foregoing, the Company will take all such action as may be necessary or appropriate in order that the Company may duly and validly issue fully paid and nonassessable shares of Conversion Stock upon the conversion of this Note.

6. **NOTES ARE PARI PASSU**. The Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on all outstanding Notes on the basis of the original principal amount of outstanding Notes, it being understood that the rights to payment of the Holders of Notes are expressly subordinate to Senior Indebtedness pursuant to Section 7 below.

7. **SUBORDINATION.** The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all of Company's Senior Indebtedness, whether currently outstanding or incurred in the future by the Company.

7.1 **Insolvency Proceedings.** If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization, or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Company, (i) no amount shall be paid by the Company in respect of the Principal Amount, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal and interest on the Senior Indebtedness then outstanding shall be paid in full, and (ii) no claim or proof of claim shall be filed with the Company by or on behalf of Holder that shall assert any right to receive any payments in respect of the Principal Amount and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

7.2 **Default on Senior Indebtedness**. If there shall occur an event of default which has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Holder shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the Principal Amount or interest on this Note.

7.3 **Further Assurances**. By acceptance of this Note, Holder agrees to execute and deliver customary forms of subordination agreement requested from time to time by holders of Senior Indebtedness, and as a condition to the Holder's rights hereunder, the Company may require that Holder execute such forms of subordination agreement; provided that such forms shall not impose on Holder terms less favorable than those provided herein.

7.4 **No Impairment**. Subject to the rights, if any, of the holders of Senior Indebtedness under this Section 7 to receive cash, securities or other properties otherwise payable or deliverable to the Holder, nothing contained in this Section 7 shall impair, as between the Company and Holder, the obligation of the Company, subject to the terms and conditions hereof, to pay to Holder the Principal Amount hereof and interest hereon as and when the same become due and payable, or shall prevent Holder, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

7.5 **Reliance of Holders of Senior Indebtedness**. Holder, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness to approve the issuance of the Notes, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

7.6 **Right to Convert**. Notwithstanding any terms to the contrary in this Section 7 or pursuant to Section 2.1 above, nothing herein shall limit or restrict the right of the Holder to convert this Note into Conversion Stock in the manner and at the times provided for above.

8. **PREPAYMENT**. The Company may not prepay this Note.

9. **WAIVERS**. The Company and all endorsers of this Note hereby waive notice, presentment, protest and notice of dishonor.

10. **ATTORNEYS' FEES**. In the event any party is required to engage the services of any attorneys for the purpose of enforcing this Note, or any provision thereof, the prevailing party shall be entitled to recover its reasonable expenses and costs in enforcing this Note, including attorneys' fees.

11. **TRANSFER**. The Company and Holder hereby agree that neither this Note nor any rights hereunder may be assigned, conveyed or transferred, in whole or in part, without the Company's prior written consent, which the Company may withhold in its sole discretion; provided, however, that this Note may be assigned, conveyed or transferred without the prior written consent of the Company to any person that (i) directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Holder or (ii) is a partner of Holder; provided, further, that such transferee executes an acknowledgement that such transferee is subject to all the terms and conditions of this Note and satisfies the Company as to compliance with State and federal securities law. The rights and obligations of the Company and Holder under this Note shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees. The Company and Holder hereby agree that that all shares of Conversion Stock issuable upon conversion of this Note pursuant to the provisions of this Note shall be subject to the terms and conditions of the definitive agreements entered into by Holder and the Company in connection with such conversion, including the restrictions on transfer contained therein.

12. **GOVERNING LAW**. This Note shall be governed by and construed under the internal laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California, without reference to principles of conflict of laws or choice of laws. In the event of dispute, Holder hereby consents that venue for any mediation, arbitration or litigation shall be in San Francisco County, Alameda County, or Contra Costa County, as determined by the Company in its sole and absolute discretion.

13. **HEADINGS**. The headings and captions used in this Note are used only for convenience and are not to be considered in construing or interpreting this Note. All references in this Note to sections and exhibits shall, unless otherwise provided, refer to sections hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

14. **NOTICES**. Any and all notices required or permitted to be given to a party pursuant to the provisions of this Note will be given in accordance with and governed by Section 5.5 of the Purchase Agreement.

15. **AMENDMENTS AND WAIVERS.** This Note and all other Notes issued under the Purchase Agreement may be amended and provisions of such Notes may be waived by the holders of the Notes and the Company as provided in Section 5.5 of the Purchase Agreement.

16. **SEVERABILITY**. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

17. **PURCHASE AGREEMENT**. This Note incorporates by reference all the terms of the Purchase Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]_____.

Investment Amount: $[AMOUNT]_____

COMPANY:

The Cookie Department, Inc.
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

By: *Investor Signature*
By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited